UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K/A

Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

EXPLANATORY NOTE

This Amendment No. 1 on Form 11-K/A (the “Amendment”) is being filed by the Ameren Corporation Savings Investment Plan (the “Plan”) to amend its Annual Report on Form 11-K for the fiscal year ended December 31, 2019, as filed with the U.S. Securities and Exchange Commission on June 25, 2020 (the “Original Filing”). The sole purpose of this Amendment is to include Schedule G Part III - Nonexempt Transactions and update the Report of Independent Registered Public Accounting Firm dated June 25, 2020. The Report of Independent Registered Public Accounting Firm included in the Amendment is dated June 25, 2020, except for Schedule G, as to which the date is October 27, 2023. Other than the revisions to Schedule G Part III and the Report of Independent Registered Public Accounting Firm, no other items included in the Original Filing, including financial statements and footnotes, have been amended. Further, the Amendment does not purport to provide an update or a discussion of any other developments with respect to the Plan subsequent to the filing date of the Original Filing.

Savings Investment Plan

Ameren Corporation

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Ameren Corporation Savings Investment Plan St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ameren Corporation Savings Investment Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 and Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of Ameren Corporation Savings Investment Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

Crowe LLP

We have served as the Plan’s auditor since 2014.

Oak Brook, Illinois

June 25, 2020, except for supplemental Schedule G, Part III - Schedule of Nonexempt Transactions, as to which the date is October 27, 2023.

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets
Investments, at fair value	$2,372,801,088	$1,970,933,349
Investments, at contract value	289,817,950	282,384,897

Total investments	2,662,619,038	2,253,318,246

Cash	68,815	1,080,838
Receivables
Notes receivable from participants	35,354,528	35,198,455
Participant contributions	2,983,387	1,272,482
Employer contributions	520,380	398,933
Dividends and interest	472,218	669,912
Due from brokers for securities sold	5,383,142	10,024,762

Total receivables	44,713,655	47,564,544

Total assets	2,707,401,508	2,301,963,628

Liabilities
Accrued expenses	626,534	1,184,287
Due to brokers for securities purchased	2,119,021	11,350,970

Total liabilities	2,745,555	12,535,257

Net assets available for benefits	$2,704,655,953	$2,289,428,371

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

	2019	2018
Additions:
Investment income
Interest and dividends	$24,794,772	$31,859,694
Net appreciation / (depreciation) in fair value of investments	455,371,217	(105,760,604)

Total investment income / (loss)	480,165,989	(73,900,910)

Interest on notes receivable from participants	1,775,255	1,636,381
Participant contributions	105,448,706	96,904,377
Employer contributions	34,939,878	32,747,626

Total additions	622,329,828	57,387,474

Deductions:
Benefits paid to participants	203,601,534	181,663,074
Administrative expenses	3,500,712	4,022,410

Total deductions	207,102,246	185,685,484

Net increase / (decrease)	415,227,582	(128,298,010)
Net assets available for benefits
Beginning of year	2,289,428,371	2,417,726,381

End of year	$2,704,655,953	$2,289,428,371

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Summary Plan Document for more complete information.

The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the opportunity to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Ameren Administrative Committee has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate upon employment, and part-time or temporary employees are eligible to participate upon completion of a year of service of at least 1,000 hours. Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment; they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually, with no cap on the annual increases. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $6,000 in 2019 and 2018, as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including Company stock. Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Such elections may be changed daily. Although the Employer Additional Matching Contributions are invested in the Ameren Stock Fund, they may be immediately reallocated to other funds at the participants’ discretion.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan. Effective September 1, 2019, the Plan was amended to impose certain restrictions on participant directed investments into the Ameren Stock Fund.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2019 and 2018, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions, rollover contributions and related earnings

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive certain distributions prior to termination of employment.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value, as of December 31, 2019 and 2018. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan has direct investments in fully benefit-responsive investment contracts. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) flat dollar fees that are assessed to all Participants quarterly, and (2) fees accrued in investment funds that are separately-managed accounts (versus commingled funds). Also, revenue sharing payments that Fidelity receives from mutual funds are allocated to Participant accounts quarterly.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Concentrations

Company common stock comprised 13% of investments at December 31, 2019 and 2018.

3.	Fair Value Measurements

The authoritative guidance issued by the Financial Accounting Standards Board (the “FASB”) regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2019 or 2018.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

There have been no changes in the methodologies used during 2019.

•

Margin deposit account: The fair value is estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

•	Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1 inputs).

•

U.S. government securities and corporate debt securities: Valued based upon recent bid prices or the average of recent bid and asked prices when available (Level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable. Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

•

Other debt securities includes non-U.S. government debt securities, municipal securities, mortgage and asset-backed securities, and derivatives: Non-U.S. government debt securities, municipal securities, and mortgage and asset-backed securities are valued based upon recent bid prices or the average of recent bid and asked prices when available (Level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable. Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). The fair values of exchange-traded derivatives are based upon quoted market prices (Level 1 inputs). The fair values of derivatives that are not traded on an exchange are based upon valuation models using observable market data as of the measurement date (Level 2 inputs).

•

Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•

Collective trust funds: The fair values of participation units held in collective trusts are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. Under ordinary market conditions, redemptions of investments in collective trusts are permitted as of daily or monthly valuation dates, as applicable, and are executed at NAV as a practical expedient.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2019:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value as a Practical Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$340,199,808	$—	$—	$340,199,808
Common stocks-other than Plan sponsor stock	339,123,849	—	—	339,123,849
Collective trust funds	—	—	1,478,897,102	1,478,897,102
Mutual funds	214,580,329	—	—	214,580,329

Total assets reported at fair value	$893,903,986	$—	$1,478,897,102	$2,372,801,088

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2018:

	Quoted Prices	Significant	Measured
	In Active	Other	at Net Asset
	Markets for	Observable	Value as a
	Identified Assets	Inputs	Practical
	(Level 1)	(Level 2)	Expedient (a)	Total
Assets
Margin deposit account	$—	$18,500	$—	$18,500
Common stocks-Plan sponsor stock	303,608,665	—	—	303,608,665
Common stocks-other than Plan sponsor stock	267,746,608	—	—	267,746,608
U.S. Government securities	—	14,618,392	—	14,618,392
Corporate debt securities	—	23,502,146	—	23,502,146
Other debt securities	8,875	10,634,373	—	10,643,248
Collective trust funds	—	—	1,182,140,363	1,182,140,363
Mutual funds	168,673,474	—	—	168,673,474
Liabilities
Other debt securities	(18,047)	—	—	(18,047)

Total assets reported at fair value	$740,019,575	$48,773,411	$1,182,140,363	$1,970,933,349

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

4.	Fully Benefit-Responsive Investment Contracts

The Plan holds investments in a separately-managed stable value account that is managed by Galliard Capital Management. The separately-managed account holds (1) an investment in the Wells Fargo/BlackRock Short Term Investment Fund, and (2) a portfolio of investment contracts, valued at $289,817,950 at December 31, 2019. The separately-managed account held (1) an investment in the Wells Fargo/BlackRock Short Term Investment Fund, and (2) a portfolio of investment contracts, valued at $282,384,897 at December 31, 2018. The investment contracts meet the fully benefit-responsive investment criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts (also referred to herein as “wrapper contracts”) are issued by the following insurance companies (also referred to herein as “contract issuer(s)”):

•	American General Life Insurance Company (“AGL”)

•	Prudential Insurance Company of America (“Prudential”)

•	Transamerica Premier Life Insurance Company (“Transamerica”)

•	Voya Retirement Insurance and Annuity Company (“Voya”)

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Life Insurance Company (“Met Life”)

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

Effective July 19, 2019, the Prudential contract was terminated and replaced with the Transamerica contract. The underlying investments of the AGL, Mass Mutual, Transamerica, and Voya contracts are holdings in collective trust funds. The underlying investments of Met Life contracts are holdings in commingled portfolios of fixed income securities, which are segregated from the insurance company’s general account assets. The segregation of these assets from the insurance company’s general account offers certain protections to mitigate the risk that these assets might be subject to creditor claims other than those of the separate account guaranteed investment contract owners.

The investment contracts include wrapper contracts, which are agreements for the contract issuer to make payments to the Plan under certain circumstances. The wrapper contracts typically include certain conditions and limitations on the underlying assets owned by the Plan. The wrapper contracts are designed to accrue interest based on crediting rates calculated under the terms of the wrapper contracts, and also provide a guarantee that the crediting rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance are passed through to the Plan through adjustments to future wrapper contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value of the underlying assets and the contract value. Crediting rates are reset at least quarterly.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value. Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of operations. These withdrawals may be paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the Plan’s competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the stable value account, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the redemption of all or a portion of the stable value account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the stable value account or participating plans;

•	the delivery of any communication to Participants designed to influence a participant’s decision to stop investing in this investment option;

•	the addition of an Asset Allocation or Managed Account service without prior approval of the contract issuer, or a material change in such service.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value on behalf of the Participants.

These investment contracts are evergreen contracts and contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the investment contract if the contract value or the fair value of the underlying portfolio equals zero. The contract issuer is obligated to pay the excess contract value when the fair value is below contract value at the time of termination and termination was caused by certain events including fraud or misconduct related to the investment contracts, such as material misrepresentations. In addition, if the Plan defaults in its obligations under the investment contract (including the contract issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the investment contract, then the investment contract may be terminated by the contract issuer and the Plan will receive the fair value as of the date of termination.

5.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2019, the Plan held 4,429,685 shares of Company common stock with a cost and fair value of $203,080,936 and $340,199,808, respectively. During 2019, the Plan purchased 424,595 shares at a cost of $30,789,037 and sold 649,343 shares valued at $47,491,507.

At December 31, 2018, the Plan held 4,654,433 shares of Company common stock with a cost and fair value of $201,110,751 and $303,608,665, respectively. During 2018, the Plan purchased 785,010 shares at a cost of $45,870,778 and sold 931,272 shares valued at $55,517,075.

Dividend income from Company common stock was $8,622,071 and $8,728,952 for the years ended December 31, 2019 and December 31, 2018, respectively.

At December 31, 2019 and December 31, 2018, the Plan held shares in the Fidelity Institutional Money Market Government Portfolio. This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping, trust services, and advisory services were $1,443,432 and $1,085,431 for the years ended December 31, 2019 and December 31, 2018, respectively.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

Fees paid to and investments issued by various Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2019 and 2018:

	2019	2018
Net assets available for benefits per the financial statements	$2,704,655,953	$2,289,428,371
Amounts allocated to deemed distributions of notes receivable from Participants	(1,736,193)	(1,559,560)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,683,181	(3,147,180)

Net assets available for benefits per the Form 5500	$2,706,602,941	$2,284,721,631

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2019:

Net increase in net assets available for benefits per the financial statements	$415,227,582
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	3,683,181
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	3,147,180
Less: Net increase in defaulted notes receivable from Participants	(58,050)
Less: Interest income of defaulted notes receivable from Participants	(118,583)

Total net income per the Form 5500	$421,881,310

7.	Federal Income Tax Status

The Company obtained a determination letter dated January 12, 2018, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving this determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

8.	Subsequent Events

Effective January 1, 2020, the Plan was amended such that any shares of Company stock for which voting instructions are not received by a Participant shall be voted by the Trustee in the same proportion as the shares of Company stock for which instructions received bear to the total number of Company stock allocated to Participant accounts.

The Setting Every Community Up for Retirement Enhancement (SECURE) Act was enacted in December 2019 and most provisions in the law became effective January 1, 2020. In compliance with the law, Company adopted the provision which affects distributions to former employees. Effective for participants who turn age 70 1⁄2 after December 31, 2019, the Company will make required minimum distributions (RMDs) no later than April 1 in the year after the participant reaches the age of 72. The Company is continuing to review all other provisions of the SECURE Act.

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On January 30, 2020, COVID-19 was declared a Public Health Emergency of International Concern by the World Health Organization. In response to COVID-19, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted on March 27, 2020. In compliance with the law, the Company has temporarily suspended RMDs for 2020. The Company is continuing to review all other provisions of the CARES Act.

As a result of the spread of COVID-19 in 2020, economic uncertainties have arisen, which have caused significant volatility in the markets. This is a rapidly evolving situation, which has disrupted economic activity and caused economic uncertainties. These disruptions could continue for a prolonged period of time or become more severe, which may negatively affect the financial results and cash flows of the Plan. The Company is continuing to monitor developments with respect to the global outbreak of COVID-19 and cannot predict the extent or duration of the outbreak or its ultimate financial impact on the Plan.

Ameren Corporation Savings Investment Plan

SCHEDULE G, PART III - Schedule of Nonexempt Transactions

For the year ended December 31, 2019

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction including maturity date, rate of interest, collateral, par or maturity value	Current value of asset	Net gain (loss) on each transaction
Fidelity Investments Institutional	Service Provider	Excess compensation paid for recordkeeping services for 2019 plan year was $287,402 - VFCP filed	$287,402	$107,444

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	Interest-bearing Cash
	State Street Global Advisors	SSGA Short Term Investment Fund		$5,063,268.94	$5,063,268.94

	Total Interest-bearing Cash			5,063,268.94	5,063,268.94

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund		118,916,818.18	144,232,274.55
	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund		39,870,721.77	44,444,039.04
	Pacific Investment Management Company	PIMCO Income Institutional Fund		23,607,631.56	23,760,767.49
*	Fidelity Management Trust Company	Fidelity Institutional Money Market Government Portfolio		2,143,247.64	2,143,247.64

	Total Mutual Funds			184,538,419.15	214,580,328.72

	Collective Investment Trusts
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index Retirement Fund L		105,059,881.43	112,033,953.86
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2025 Fund L		100,676,958.34	123,168,487.02
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2030 Fund L		76,671,713.62	96,446,622.03
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2035 Fund L		44,269,054.82	56,775,433.74
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2040 Fund L		46,286,323.50	59,669,233.37
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2045 Fund L		43,024,601.96	56,333,868.65
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2050 Fund L		38,809,371.00	50,594,187.56
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2055 Fund L		24,867,764.56	31,443,040.11
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2060 Fund L		5,394,883.65	6,080,077.66
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2065 Fund L		84,861.61	86,001.70
	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund M		236,753,258.32	352,306,599.03
	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 Index Fund M		115,082,374.02	156,769,526.52
	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index Fund F		54,922,302.30	58,333,484.89
	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index Fund M		55,179,104.53	60,127,490.09
	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund M		16,634,226.90	17,891,983.16
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund F		83,394,570.34	91,214,236.48
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund L		120,606,951.06	133,911,178.59
	Wells Fargo Bank, N.A.	Wells Fargo/BlackRock Short Term Investment Fund		15,208,661.00	15,208,661.00
	Robeco Trust Company	Boston Partners Large Cap Value Equity Fund E		58,234,384.29	89,174,661.49
	Hand Benefits and Trust Company	Snyder Capital Small/Mid Cap Value Fund R1		50,552,589.14	60,272,130.61
	Wellington Management Company LLP	Wellington CIF II Core Plus Bond Portfolio		71,276,387.85	71,118,390.52

	Total Collective Investment Trusts			1,362,990,224.24	1,698,959,248.08

	Insurance Company Separate Accounts
	Metropolitan Life Ins Co.	Separate Account #690		25,175,225.97	27,132,381.00
	Metropolitan Life Ins Co.	Separate Account #694		38,040,021.08	41,243,335.00

	Total Insurance Company Separate Accounts			63,215,247.05	68,375,716.00

	Common Stocks
*	Ameren Corporation	4,429,685	Shares	203,080,935.51	340,199,808.00
	SHOPIFY INC CL A	1,684	Shares	550,410.42	669,524.72
	ADYEN BV	1,316	Shares	982,214.49	1,079,070.91
	UNREAL INDIA CAP GAIN TAX	1	Shares	—	—
	ABBOTT LAB	15,004	Shares	729,276.56	1,303,247.44
	ADOBE INC	7,250	Shares	436,947.46	2,391,122.50
	ALEXION PHARMACEUTICALS I	7,320	Shares	965,152.11	791,658.00
	ALIBABA GROUP HLDGS LTD S	12,516	Shares	1,336,920.32	2,654,643.60
	ALPHABET INC CL C	2,304	Shares	1,382,201.29	3,080,494.08
	ALPHABET INC CL A	1,607	Shares	717,825.12	2,152,399.73
	AMAZON.COM INC	2,584	Shares	1,427,704.79	4,774,818.56
	AMERICAN TOWER CORP	2,877	Shares	480,728.45	661,192.14
	APPLE INC	12,150	Shares	1,166,861.48	3,567,847.50
	ASTRAZENECA PLC SPONS ADR	35,021	Shares	1,334,779.19	1,746,147.06
	BIOMARIN PHARMACEUTICAL I	8,036	Shares	636,362.40	679,443.80
	BOEING CO	4,805	Shares	511,429.93	1,565,276.80
	CHIPOTLE MEXICAN GRILL IN	1,272	Shares	849,325.66	1,064,803.92
	CONSTELLATION BRANDS INC	5,352	Shares	961,114.16	1,015,542.00
	COSTCO WHOLESALE CORP	6,145	Shares	849,600.65	1,806,138.40
	COUPA SOFTWARE INC	2,711	Shares	380,142.06	396,483.75
	DANAHER CORP	6,692	Shares	871,763.97	1,027,088.16
	DEXCOM INC	2,710	Shares	459,135.20	592,785.40
	DISNEY (WALT) CO	2,967	Shares	402,736.95	429,117.21
	EDWARDS LIFESCIENCES CORP	2,580	Shares	562,591.63	601,888.20
	EXACT SCIENCES CORP	6,010	Shares	597,913.63	555,804.80
	FACEBOOK INC CL A	14,416	Shares	842,240.40	2,958,884.00
	FLEETCOR TECH INC	5,712	Shares	1,049,735.22	1,643,456.64

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	GOLDMAN SACHS GROUP INC	4,658	Shares	809,641.27	1,071,013.94
	AIRBUS SE	2,492	Shares	321,462.31	364,727.66
	GUARDANT HEALTH INC	2,160	Shares	167,049.55	168,782.40
	HOME DEPOT INC	7,245	Shares	1,047,102.74	1,582,163.10
	ILLUMINA INC	4,082	Shares	629,846.76	1,354,162.68
	INTUITIVE SURGICAL INC	1,981	Shares	1,076,222.43	1,171,068.15
	JPMORGAN CHASE & CO	5,923	Shares	496,157.63	825,666.20
	KERING UNSPONSORED ADR	25,202	Shares	1,157,657.57	1,647,202.72
	ESTEE LAUDER COS INC CL A	7,925	Shares	900,769.07	1,636,829.50
	LILLY (ELI) & CO	3,450	Shares	417,261.19	453,433.50
	LULULEMON ATHLETICA INC	6,136	Shares	819,112.22	1,421,527.12
	MARRIOTT INTL INC A	10,288	Shares	636,981.04	1,557,911.84
	MASTERCARD INC CL A	12,920	Shares	659,273.75	3,857,782.80
	MICROSOFT CORP	24,063	Shares	1,494,114.38	3,794,735.10
	MONDELEZ INTL INC	15,603	Shares	549,114.88	859,413.24
	NETFLIX INC	7,766	Shares	808,177.71	2,512,844.62
	NIKE INC CL B	25,157	Shares	1,078,542.99	2,548,655.67
	NOVARTIS AG SPON ADR	2,797	Shares	258,973.18	264,847.93
	NVIDIA CORP	7,928	Shares	903,721.70	1,865,458.40
	PARKER HANNIFIN CORP	6,234	Shares	987,929.89	1,283,081.88
	PAYPAL HLDGS INC	10,480	Shares	798,988.69	1,133,621.60
	QUALCOMM INC	12,935	Shares	1,077,989.00	1,141,255.05
	S&P GLOBAL INC	3,914	Shares	346,390.05	1,068,717.70
	SALESFORCE.COM INC	23,764	Shares	2,038,733.80	3,864,976.96
	SAP SE SPON ADR	6,433	Shares	873,720.86	861,957.67
	SVCSNOW INC	3,169	Shares	690,318.64	894,672.08
	SPLUNK INC	8,472	Shares	460,313.03	1,268,851.44
	SQUARE INC CL A	6,742	Shares	449,091.63	421,779.52
	TESLA INC	4,399	Shares	1,185,379.33	1,840,233.67
	TWILIO INC CLASS A	4,509	Shares	541,040.92	443,144.52
	UBER TECH INC	17,728	Shares	632,890.60	527,230.72
	UNIVERSAL DISPLAY CORP	878	Shares	172,400.58	180,929.46
	VERTEX PHARMACEUTICALS IN	3,978	Shares	447,317.36	870,983.10
	VISA INC CL A	16,997	Shares	724,613.94	3,193,736.30
	WORKDAY INC CL A	6,966	Shares	620,852.38	1,145,558.70
	XILINX INC	4,171	Shares	422,002.63	407,798.67
	ADIENT PLC	25,177	Shares	1,707,955.72	535,011.25
	AERCAP HLDGS NV	44,903	Shares	1,583,249.22	2,760,187.41
	SUNCOR ENERGY INC	114,479	Shares	3,046,035.31	3,754,911.20
	AECOM	38,878	Shares	1,126,332.65	1,676,808.14
	AFFILIATED MANAGERS GRP I	13,877	Shares	2,141,702.72	1,175,936.98
	AIR LEASE CORP CL A	33,890	Shares	1,296,369.85	1,610,452.80
	ALLIANCE DATA SYS CORP	15,373	Shares	2,570,518.38	1,724,850.60
	AMERIPRISE FIN INC	23,076	Shares	2,439,106.58	3,844,000.08
	ARROW ELECTRONICS INC	23,304	Shares	1,762,146.95	1,974,780.96
	ASSURANT INC	15,950	Shares	1,372,993.81	2,090,726.00
	AVIS BUDGET GROUP	23,106	Shares	653,756.35	744,937.44
	BROADCOM INC	11,423	Shares	1,908,548.74	3,609,896.46
	CELANESE CORP	29,134	Shares	2,240,405.11	3,586,978.08
	CENTENE CORP	66,037	Shares	3,296,105.24	4,151,746.19
	COMMSCOPE HLDG CO INC	47,039	Shares	1,425,946.58	667,483.41
	CROWN HLDGS INC	35,110	Shares	1,795,167.78	2,546,879.40
	FLEX LTD	137,731	Shares	2,159,418.87	1,738,165.22
	EOG RESOURCES INC	36,986	Shares	2,995,338.12	3,097,947.36
	GOODYEAR TIRE & RUBBER CO	63,462	Shares	1,701,505.73	987,151.41
	HCA HEALTHCARE INC	27,195	Shares	2,381,358.01	4,019,692.95
	HANESBRANDS INC	102,274	Shares	1,494,202.89	1,518,768.90
	HERTZ GLOBAL HLDGS INC	28,054	Shares	719,420.70	441,850.50
	LINCOLN NATIONAL CORP	55,237	Shares	2,785,170.43	3,259,535.37
	MICROCHIP TECH	37,469	Shares	2,858,278.37	3,923,753.68
	O-I GLASS INC	40,566	Shares	598,743.19	483,952.38
	QUANTA SVCS INC	41,206	Shares	1,400,279.83	1,677,496.26
	QURATE RETAIL INC	114,849	Shares	2,728,977.25	968,177.07
	SYNNEX CORP	14,223	Shares	1,766,484.28	1,831,922.40
	TENNECO INC	15,146	Shares	542,970.85	198,412.60
	UNITED RENTALS INC	22,309	Shares	2,966,299.81	3,720,471.93
	WESTERN DIGITAL CORP	53,363	Shares	2,830,756.19	3,386,949.61
	WHIRLPOOL CORP	17,321	Shares	3,024,389.16	2,555,367.13

2

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	XPO LOGISTICS INC	34,785	Shares	2,099,718.18	2,772,364.50
	STERIS PLC	6,729	Shares	819,118.85	1,025,634.18
	FIRSTSVCS CORP	7,405	Shares	244,968.65	688,961.20
	HORIZON THERAPEUTICS PLC	46,222	Shares	737,990.39	1,673,236.40
	AXALTA COATING SYS LTD	19,390	Shares	554,467.13	589,456.00
	UNREAL INDIA CAP GAIN TAX	1	Shares	—	—
	ABIOMED INC	3,830	Shares	976,818.39	653,359.70
	ADVANCE AUTO PARTS INC	4,363	Shares	670,562.46	698,778.08
	AMEDISYS INC	5,820	Shares	690,620.11	971,474.40
	ANAPLAN INC	9,960	Shares	524,857.36	521,904.00
	ARES MANAGEMENT CORP CL A	15,971	Shares	515,639.92	570,004.99
	ASPEN TECH	9,544	Shares	928,114.48	1,154,155.92
	AVALARA INC	11,583	Shares	738,810.46	848,454.75
	BJS WHSL CLUB HLDGS INC	50,840	Shares	1,286,705.29	1,156,101.60
	BWX TECH INC	38,031	Shares	1,732,984.43	2,360,964.48
	BOOZ ALLEN HAMILTON HLDG	14,733	Shares	471,952.00	1,047,958.29
	BRINKS CO	11,202	Shares	886,671.93	1,015,797.36
	BURLINGTON STORES INC	8,480	Shares	1,359,935.46	1,933,694.40
	CBOE GLOBAL MARKETS INC	5,980	Shares	491,906.48	717,600.00
	CABLE ONE INC W/I	670	Shares	520,001.83	997,274.90
	COPART INC	7,840	Shares	287,706.42	712,969.60
	RITCHIE BROS AUCTIONEERS	19,300	Shares	639,022.69	828,935.00
	CROWN HLDGS INC	19,280	Shares	1,185,526.66	1,398,571.20
	ENCORE CAP GROUP INC	16,809	Shares	595,517.91	594,366.24
	ENCOMPASS HEALTH CORP	25,786	Shares	1,306,376.36	1,786,196.22
	ENTEGRIS INC	6,942	Shares	343,023.64	347,724.78
	ETSY INC	12,185	Shares	517,337.21	539,795.50
	EURONET WORLDWIDE INC	11,190	Shares	1,067,249.85	1,763,096.40
	FIRSTCASH INC	11,109	Shares	650,980.86	895,718.67
	GENERAC HLDGS INC	5,550	Shares	552,233.21	558,274.50
	GLAUKOS CORP	11,019	Shares	409,287.08	600,204.93
	GODADDY INC CL A	15,736	Shares	1,118,225.22	1,068,789.12
	GRAND CANYON EDUCATION IN	16,068	Shares	1,437,234.02	1,539,153.72
	GUIDEWIRE SOFTWARE INC	6,710	Shares	353,186.42	736,556.70
	HALOZYME THERAPEUTICS INC	36,497	Shares	581,545.30	647,091.81
	HEALTHCARE SVCS GROUP INC	31,436	Shares	1,275,415.68	764,523.52
	HEICO CORP CL A	8,856	Shares	346,071.33	792,877.68
	IRHYTHM TECH INC	7,880	Shares	508,851.03	536,549.20
	INSPIRE MEDICAL SYS INC	6,276	Shares	360,228.40	465,741.96
	INSULET CORP	9,827	Shares	975,395.23	1,682,382.40
	iShares Trust: iShares Ru	1,860	Shares	263,908.33	283,798.80
	iShares Russell 2000 Grow	5,420	Shares	1,065,704.79	1,161,072.40
	JONES LANG LASALLE INC	5,198	Shares	666,437.87	904,919.82
	J2 GLOBAL INC	11,394	Shares	816,805.03	1,067,731.74
	LAMB WESTON HLDGS INC	19,740	Shares	1,353,242.53	1,698,232.20
	LIGAND PHARMACEUTICALS	7,648	Shares	750,720.47	797,609.92
	LIVE NATION ENTERTAINMENT	21,430	Shares	888,819.44	1,531,602.10
	MARTIN MARIETTA MATERIALS	6,690	Shares	1,343,768.57	1,870,791.60
	NATIONAL INSTRUMENT CORP	14,415	Shares	574,681.33	610,331.10
	NICE LTD SPON ADR	7,910	Shares	827,290.70	1,227,236.50
	NOVANTA INC	5,910	Shares	350,719.87	522,680.40
	OLLIES BARGAIN OUTLET HLD	10,330	Shares	653,003.94	674,652.30
	PARSLEY ENERGY INC CL A	21,070	Shares	593,903.05	398,433.70
	PENUMBRA INC	7,281	Shares	1,015,814.80	1,196,049.87
	PERSPECTA INC	19,970	Shares	534,626.46	528,006.80
	PLANET FITNESS INC CL A	9,580	Shares	707,808.41	715,434.40
	PORTOLA PHARMACEUTICALS I	38,912	Shares	1,172,951.51	929,218.56
	PROOFPOINT INC	6,180	Shares	777,767.21	709,340.40
	PURE STORAGE INC CL A	78,435	Shares	1,549,190.70	1,342,022.85
	QUALYS INC	1,853	Shares	159,602.02	154,484.61
	ROGERS CORP	4,629	Shares	666,973.64	577,375.17
	SABRE CORP	50,130	Shares	1,203,790.41	1,124,917.20
	SIGNATURE BANK	5,070	Shares	651,833.72	692,612.70
	SITEONE LANDSCAPE SUPPLY	7,750	Shares	309,445.60	702,537.50
	TELEDYNE TECH INC	5,006	Shares	980,827.23	1,734,779.24
	TELEFLEX INC	3,790	Shares	998,570.51	1,426,707.60
	TRANSUNION	16,270	Shares	772,569.15	1,392,874.70
	TREX CO INC	22,160	Shares	1,519,635.24	1,991,740.80

3

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	VAIL RESORTS INC	4,700	Shares	1,013,215.70	1,127,201.00
	VARONIS SYS INC	7,080	Shares	551,024.12	550,186.80
	VERACYTE INC	17,382	Shares	430,117.46	485,305.44
	VIRTU FIN INC- CL A	41,715	Shares	833,155.38	667,022.85
	WAYFAIR INC	5,588	Shares	589,262.30	504,987.56
	WEX INC	4,720	Shares	586,159.31	988,651.20
	WORLD WRESTLING ENTMT CL	12,200	Shares	864,711.19	791,414.00
	ZYNGA INC	142,480	Shares	889,737.96	871,977.60
	CRISPR THERAPEUTICS AG	3,671	Shares	251,806.55	223,582.26
	CONSTELLIUM SE CL A	16,635	Shares	240,448.94	222,909.00
	HORIZON THERAPEUTICS PLC	26,298	Shares	701,576.39	951,987.60
	AMBARELLA INC	8,949	Shares	458,759.25	541,951.44
	UNREAL INDIA CAP GAIN TAX	1	Shares	—	—
	AAR CORP	20,048	Shares	855,885.10	904,164.80
	ACADIA PHARMACEUTICALS IN	2,353	Shares	121,117.15	100,661.34
	AMEDISYS INC	3,865	Shares	527,850.60	645,145.80
	ANAPLAN INC	14,539	Shares	731,625.82	761,843.60
	ARROWHEAD PHARMACEUTICALS	2,000	Shares	141,888.40	126,860.00
	BOOT BARN HLDGS INC	8,426	Shares	199,274.72	375,209.78
	BURLINGTON STORES INC	5,287	Shares	1,061,610.89	1,205,594.61
	CARMAX INC	10,698	Shares	952,360.89	937,893.66
	CHEGG INC	13,892	Shares	351,809.88	526,645.72
	CHEWY INC	18,658	Shares	484,890.21	541,082.00
	CLEAN HARBORS INC	15,059	Shares	1,077,711.12	1,291,309.25
	CONMED CORP	9,757	Shares	956,099.40	1,091,125.31
	COSTAR GROUP INC	412	Shares	145,725.88	246,499.60
	CROCS INC	12,614	Shares	446,250.41	528,400.46
	CROWN HLDGS INC	17,777	Shares	1,168,844.83	1,289,543.58
	CRYOPORT INC	13,320	Shares	304,120.99	219,247.20
	DEXCOM INC	9,168	Shares	917,176.98	2,005,408.32
	DOCUSIGN INC	3,289	Shares	239,201.68	243,747.79
	EVERBRIDGE INC	10,662	Shares	801,670.56	832,488.96
	EXACT SCIENCES CORP	12,169	Shares	997,771.77	1,125,389.12
	FTI CONSULTING INC	2,252	Shares	239,322.25	249,206.32
	FIVE BELOW INC	1,924	Shares	224,511.32	246,002.64
	FIVE9 INC	14,944	Shares	582,133.47	980,027.52
	FLOOR & DECOR HLDGS INC	6,472	Shares	320,817.05	328,842.32
	FRESHPET INC	5,595	Shares	230,831.24	330,608.55
	HAEMONETICS CORP MASS	4,585	Shares	563,353.30	526,816.50
	HAMILTON LANE INC — A	6,735	Shares	405,296.09	401,406.00
	INPHI CORP	8,512	Shares	568,887.55	630,058.24
	INSPIRE MEDICAL SYS INC	18,009	Shares	1,012,602.78	1,336,447.89
	INSULET CORP	4,705	Shares	591,927.73	805,496.00
	KANSAS CITY SOUTHERN	7,013	Shares	899,620.63	1,074,111.08
	KEYSIGHT TECH INC	11,374	Shares	762,395.55	1,167,313.62
	LHC GROUP INC	4,068	Shares	500,164.46	560,407.68
	LATTICE SEMICONDUCTOR COR	33,226	Shares	657,817.26	635,945.64
	LULULEMON ATHLETICA INC	2,374	Shares	351,458.90	549,984.58
	MKS INSTRUMENTS INC	1,990	Shares	228,173.40	218,919.90
	MANHATTAN ASSIC INC	3,849	Shares	267,915.09	306,957.75
	MASCO CORPORATION	22,641	Shares	944,787.99	1,086,541.59
	Mirati Therapeutics Inc	2,029	Shares	200,277.23	261,456.94
	NIC INC	17,220	Shares	358,961.14	384,867.00
	NAPCO SECURITY TECH IN	11,521	Shares	345,456.73	338,602.19
	NATERA INC	20,710	Shares	718,277.48	697,719.90
	NORDSON CORP	2,957	Shares	483,585.81	481,517.88
	NUANCE COMM INC	20,226	Shares	362,310.36	360,629.58
	OKTA INC CL A	1,871	Shares	239,475.84	215,857.27
	ON SEMICONDUCTOR CORP	30,725	Shares	671,629.69	749,075.50
	OWENS CORNING INC	10,206	Shares	621,746.09	664,614.72
	PAPA JOHNS INTL INC	9,535	Shares	505,951.86	602,135.25
	PAYCOM SOFTWARE INC	999	Shares	251,329.62	264,495.24
	PENUMBRA INC	3,509	Shares	596,549.90	576,423.43
	PERFORMANCE FOOD GROUP CO	5,212	Shares	235,712.61	268,313.76
	PINNACLE FINL PARTNERS IN	15,096	Shares	907,995.13	966,144.00
	Q2 HLDGS INC	13,210	Shares	762,425.77	1,071,066.80
	RAPID7 INC	16,966	Shares	660,241.53	950,435.32
	REATA PHARMACEUTICALS INC	1,845	Shares	222,797.36	377,173.35

4

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	RINGCENTRAL INC CL A	10,469	Shares	1,123,663.38	1,765,806.23
	ROKU INC CLASS A	3,110	Shares	334,488.33	416,429.00
	SVB FINL GROUP	5,198	Shares	1,206,346.53	1,304,905.92
	SAGE THERAPEUTICS INC	3,523	Shares	516,566.33	254,325.37
	SEA LTD ADR	12,213	Shares	369,045.23	491,206.86
	SUMMIT MATERIALS INC CL A	9,828	Shares	242,315.88	234,889.20
	TANDEM DIABETES CARE INC	17,311	Shares	684,004.91	1,031,908.71
	TERADYNE INC	6,304	Shares	312,809.77	429,869.76
	TETRA TECH INC	5,763	Shares	432,732.48	496,540.08
	TRANSUNION	11,264	Shares	911,762.26	964,311.04
	TYLER TECH INC	2,770	Shares	686,040.16	831,055.40
	UNIVERSAL DISPLAY CORP	1,168	Shares	232,350.00	240,689.76
	VIAVI SOLUTIONS INC	48,194	Shares	707,309.04	722,910.00
	ZEBRA TECH CORP CL A	2,535	Shares	604,029.91	647,540.40
	ZYNGA INC	35,933	Shares	201,607.12	219,909.96
	ESSENT GROUP LTD	11,018	Shares	454,608.64	572,825.82
	TRINSEO SA	6,983	Shares	454,241.40	259,837.43
	NOMAD FOODS LTD	13,676	Shares	288,341.86	305,932.12
	ASSURED GUARANTY LTD	10,455	Shares	396,836.67	512,504.10
	JAZZ PHARMA PLC	1,893	Shares	318,489.54	282,587.04
	ENERPLUS CORP	43,462	Shares	525,191.02	309,884.06
	ICON PLC	2,975	Shares	413,929.06	512,384.25
	ACCO BRANDS CORP	34,153	Shares	449,477.27	319,672.08
	ABM INDU INC	15,588	Shares	512,124.71	587,823.48
	AGNC INVESTMENT CORP	21,409	Shares	390,127.54	378,511.12
	AES CORP	15,410	Shares	207,745.44	306,659.00
	AMC NETWORKS INC CL A	4,493	Shares	273,147.96	177,473.50
	ASGN INC	9,294	Shares	744,624.56	659,595.18
	AECOM	10,772	Shares	357,070.34	464,596.36
	AEGION CORP	20,030	Shares	403,547.20	448,071.10
	AIR LEASE CORP CL A	17,716	Shares	746,354.90	841,864.32
	ALASKA AIR GROUP INC	4,471	Shares	284,916.40	302,910.25
	ALLEGHANY CORP DEL	652	Shares	403,796.47	521,319.64
	ALLIANCE DATA SYS CORP	1,790	Shares	386,846.88	200,838.00
	ALLY FIN INC	5,545	Shares	155,607.52	169,455.20
	APERGY CORP	7,675	Shares	226,984.40	259,261.50
	ARES CAPITAL CORP	10,506	Shares	179,942.67	195,936.90
	ARES COMMERCIAL REAL ESTA	10,785	Shares	153,389.43	170,834.40
	ARROW ELECTRONICS INC	7,695	Shares	565,806.68	652,074.30
	ASSURANT INC	2,638	Shares	277,161.73	345,789.04
	AVANTOR INC	21,763	Shares	307,299.51	394,998.45
	AVERY DENNISON CORP	1,545	Shares	145,288.06	202,116.90
	BMC STK HLDGS INC	7,089	Shares	152,843.24	203,383.41
	BANKUNITED INC	10,555	Shares	404,508.91	385,890.80
	BELDEN INC	12,019	Shares	748,218.41	661,045.00
	BLACKSTONE MORTGAGE TR CL	8,442	Shares	280,459.41	314,211.24
	BOOZ ALLEN HAMILTON HLDG	4,017	Shares	199,054.97	285,729.21
	BOSTON PRIVATE FINL HLDG	12,410	Shares	158,354.45	149,292.30
	CDK GLOBAL INC	17,478	Shares	988,300.92	955,697.04
	CDW CORPORATION	1,279	Shares	116,465.52	182,692.36
	CADENCE BANCORP CL A	10,499	Shares	247,890.71	190,346.87
	CARLISLE COS INC	1,393	Shares	165,341.93	225,443.12
	CENTERSTATE BANKS CORPORA	11,172	Shares	308,971.45	279,076.56
	CHANGE HEALTHCARE INC	27,499	Shares	371,401.13	450,708.61
	CHATHAM LODGING TR	2,197	Shares	44,533.84	40,292.98
	CHEMED CORP	398	Shares	132,576.40	174,825.48
	CIENA CORP	14,463	Shares	412,714.74	617,425.47
	CIMAREX ENERGY CO	4,465	Shares	361,473.70	234,367.85
	COHERENT INC	1,999	Shares	324,886.49	332,533.65
	COLONY CAPITAL INC	42,996	Shares	234,249.81	204,231.00
	COLUMBIA BANKING SYS INC	5,398	Shares	209,201.19	219,617.63
	COMMSCOPE HLDG CO INC	16,019	Shares	342,986.14	227,309.61
	FRESH DEL MONTE PRODUCE I	8,089	Shares	327,708.73	282,953.22
	COUSINS PROPERTIES INC	4,373	Shares	147,011.02	180,167.60
	AMDOCS LTD	5,959	Shares	399,754.24	430,180.21
	CURTISS WRIGHT CORPORATIO	1,961	Shares	208,643.14	276,285.29
	WHITE MOUNTAINS INS GROUP	404	Shares	374,648.28	450,666.04
	FLEX LTD	21,928	Shares	298,241.97	276,731.36

5

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	DIAMONDBACK ENERGY INC	3,659	Shares	456,444.79	339,774.74
	EVEREST REINSURANCE GROUP	1,749	Shares	409,621.94	484,193.16
	AXIS CAPITAL HLDGS LTD	5,574	Shares	320,381.79	331,318.56
	EAST WEST BANCORP INC	10,204	Shares	611,385.63	496,934.80
	ENCANA CORP	42,166	Shares	261,755.38	197,758.54
	ENERGIZER HLDGS INC	15,561	Shares	813,419.74	781,473.42
	ENERSYS INC	9,187	Shares	700,073.30	687,463.21
	ENTERCOM COMM CORP CL A	38,892	Shares	238,529.39	180,458.88
	ENVISTA HLDGS CORP	13,080	Shares	342,213.97	387,691.20
	EQUITRANS MIDSTREAM CORP	5,012	Shares	146,286.33	66,960.32
	EVERCORE INC A	4,586	Shares	365,052.67	342,849.36
	EVERTEC INC	6,649	Shares	184,137.10	226,331.96
	EXTENDED STAY AMERICA INC	28,099	Shares	412,592.14	417,551.14
	FMC CORP NEW	1,923	Shares	143,236.58	191,953.86
	FTI CONSULTING INC	6,184	Shares	445,861.09	684,321.44
	FIRST CITIZENS BANCSHARES	622	Shares	258,692.32	331,034.62
	FIRST HAWAIIAN INC	18,117	Shares	467,891.99	522,675.45
	FIRST MERCHANTS CORP	7,279	Shares	330,390.88	302,733.61
	FIRST MIDWEST BANCORP INC	12,471	Shares	304,860.94	287,581.26
	FIRSTCASH INC	3,653	Shares	332,961.53	294,541.39
	FOOT LOCKER INC	4,630	Shares	183,032.20	180,523.70
	FRONTDOOR INC	7,916	Shares	291,314.86	375,376.72
	GENTEX CORP	10,246	Shares	221,203.42	296,929.08
	GRAPHIC PACKAGING HLDGS C	89,444	Shares	1,235,726.30	1,489,242.60
	GROUP 1 AUTOMOTIVE INC	2,926	Shares	204,738.37	292,600.00
	HD SUPPLY HLDGS INC	3,914	Shares	154,294.66	157,421.08
	HANMI FIN CORPORATION	8,735	Shares	230,065.30	174,656.33
	HANOVER INSURANCE GROUP I	2,488	Shares	308,380.17	340,034.96
	HUNTINGTON BANCSHARES INC	22,980	Shares	309,008.77	346,538.40
	HUNTINGTON INC	592	Shares	135,034.01	148,520.96
	HURON CONSULTING GROUP IN	3,530	Shares	163,853.30	242,581.60
	IAA INC	15,218	Shares	551,765.15	716,159.08
	INSIGHT ENTERPRISES INC	8,865	Shares	456,302.20	623,120.85
	JAGGED PEAK ENERGY INC	26,675	Shares	279,688.18	226,470.75
	JEFFERIES FIN GROUP INC	18,986	Shares	422,821.42	405,730.82
	JONES LANG LASALLE INC	2,452	Shares	393,548.76	426,868.68
	KAR AUCTION SVCS INC	18,814	Shares	413,913.50	409,957.06
	KOSMOS ENERGY LTD	82,254	Shares	515,621.95	468,847.80
	LCI INDU	5,482	Shares	488,669.30	587,286.66
	LPL FINL HLDGS INC	4,486	Shares	302,463.48	413,833.50
	LA Z BOY INC	4,754	Shares	152,504.62	149,655.92
	LANDSTAR SYS INC	1,639	Shares	184,274.49	186,632.93
	LITHIA MOTORS INC CL A	5,686	Shares	555,755.79	835,842.00
	MFA FIN INC	61,207	Shares	461,189.81	468,233.55
	STEVEN MADDEN LTD	12,470	Shares	460,111.74	536,334.70
	MARATHON OIL CORP	12,895	Shares	214,829.76	175,114.10
	MAXIMUS INC	1,611	Shares	107,171.30	119,842.29
	MINERALS TECH INC	7,293	Shares	526,205.97	420,295.59
	MOLINA HEALTHCARE INC	3,823	Shares	498,843.17	518,742.87
	MOSAIC CO NEW	9,807	Shares	309,371.11	212,223.48
	NCR CORP	13,487	Shares	403,060.98	474,202.92
	NMI HLDGS INC	5,871	Shares	158,112.95	194,799.78
	NATIONAL GEN HLDGS CORP	26,854	Shares	700,914.64	593,473.40
	NAVIENT CORP	42,383	Shares	580,568.16	579,799.44
	NELNET INC CL A	2,886	Shares	175,096.78	168,080.64
	NEXSTAR MEDIA GROUP INC A	4,309	Shares	460,851.66	505,230.25
	O-I GLASS INC	14,309	Shares	237,164.89	170,706.37
	OLIN CORP	10,153	Shares	176,148.78	175,139.25
	ON SEMICONDUCTOR CORP	9,514	Shares	218,090.56	231,951.32
	OWENS CORNING INC	6,144	Shares	389,586.77	400,097.28
	PRA GROUP INC	7,734	Shares	313,583.13	280,744.20
	PATTERSON COMPANIES INC	7,635	Shares	171,761.63	156,364.80
	PEAPACK GLADSTONE FINL CO	5,279	Shares	160,184.95	163,121.10
	PQ GROUP HLDGS INC	22,402	Shares	390,991.50	384,866.36
	PREFERRED BANK LOS ANGELE	3,396	Shares	205,680.44	204,065.64
	PROASSURANCE CORPORATION	7,005	Shares	306,604.58	253,160.70
	QORVO INC	5,517	Shares	425,209.17	641,240.91
	RADIAN GROUP INC	11,932	Shares	223,953.61	300,209.12

6

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	REDWOOD TR INC REIT	10,396	Shares	164,799.82	171,949.84
	REINSURANCE GROUP OF AMER	3,336	Shares	483,641.56	543,968.16
	SL GREEN REALTY CORP REIT	2,129	Shares	195,765.59	195,612.52
	SLM CORP	104,251	Shares	1,136,437.01	928,876.41
	SVB FINL GROUP	918	Shares	195,821.98	230,454.72
	SCHWEITZER-MAUDUIT INTL I	11,598	Shares	485,844.96	487,000.02
	SCIENCE APPLICATIONS INTL	5,255	Shares	432,267.53	457,290.10
	SKECHERS USA INC CL A	14,581	Shares	435,605.51	629,753.39
	SPECTRUM BRANDS HLDGS INC	3,374	Shares	171,050.19	216,914.46
	SPIRIT AIRLINES INC	5,558	Shares	281,670.98	224,042.98
	SPIRIT RLTY CAP INC	4,149	Shares	172,179.68	204,047.82
	STANDARD MOTOR PRODUCTS I	3,385	Shares	164,780.51	180,149.70
	STARWOOD PROPERTY TR INC	19,841	Shares	443,381.46	493,247.26
	SUNCOKE ENERGY INC	51,224	Shares	630,173.23	319,125.52
	SYKES ENTERPRISES INC	5,941	Shares	178,654.79	219,757.59
	SYNOVUS FINANCIAL CORP.	11,877	Shares	505,520.00	465,578.40
	SYNNEX CORP	7,593	Shares	719,782.10	977,978.40
	SYNEOS HEALTH INC	11,868	Shares	584,238.41	705,849.30
	TERADYNE INC	6,247	Shares	255,386.58	425,982.93
	TETRA TECH INC	3,794	Shares	241,033.98	326,891.04
	TIMKEN CO	7,393	Shares	343,662.20	416,299.83
	TTEC HLDGS INC	11,866	Shares	414,935.05	470,130.92
	TUTOR PERINI CORP	14,070	Shares	260,700.01	180,940.20
	TWO HBRS INVT CORP	63,180	Shares	956,957.42	923,691.60
	UMPQUA HLDGS CORP	13,374	Shares	253,920.10	236,719.80
	UNIVERSAL CORP	4,949	Shares	308,912.20	282,389.94
	VALVOLINE INC	23,441	Shares	501,923.22	501,871.81
	VISTRA ENERGY CORP	11,824	Shares	302,731.29	271,833.76
	WALKER & DUNLOP INC	13,714	Shares	795,830.12	887,021.52
	WESCO INTL INC	8,558	Shares	467,787.63	508,259.62
	WORLD FUEL SVCS CORP	23,279	Shares	556,001.73	1,010,774.18
	WYNDHAM DESTINATIONS INC	7,815	Shares	358,382.11	403,957.35
	YELP INC	11,831	Shares	398,050.19	412,073.73

	Total Common Stocks			469,230,709.12	679,323,657.40

	Notes Receivable
* / **	Participants	Participant Loans		33,618,334.64	33,618,334.64

				$2,118,656,203.14	$2,699,920,553.78

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through 2029.

7

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN ADMINISTRATIVE COMMITTEE
(Administrator)

By:	/s/ Marla J. Langenhorst
Marla J. Langenhorst
Member of the Administrative Committee

October 27, 2023

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm